Exhibit 99.1

Scorpio Bulkers Inc. Announces Acquisition of Three Ultramax Vessels and One Kamsarmax Vessel
MONACO, Nov. 06, 2017 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”), announced today that it has entered into two separate agreements with unaffiliated third parties to acquire three Ultramax dry bulk vessels and one Kamsarmax dry bulk vessel for an aggregate of $90 million, of which $77.1 million is payable in cash and the remaining consideration is in the form of approximately 1.592 million common shares of the Company to be issued to one of the sellers.
All of the Ultramax vessels were built at Chengxi Shipyard Co Ltd in China, of which two were delivered in 2014 and one was delivered in 2015.  The Kamsarmax bulk carrier is a resale unit whose construction will be supervised by the Company and which will be delivered from Jiangsu New Yangzijiang Shipbuilding Co Ltd in China in the second quarter of 2018.
The cash component of the vessel acquisitions will be funded by cash on hand, as well as new debt facilities which are currently under discussion with the Company’s lenders.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc., after the acquisition discussed herein, will own 52 vessels, consisting of 18 Kamsarmax vessels and 34 Ultramax vessels. The Company has agreed to time charter-in one Ultramax vessel. The owned fleet will have a total carrying capacity of approximately 3.6 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)